EXHIBIT 8.5

McGraw Conglomerate Corporation

1900 E Golf Rd #950

Schaumburg, IL 60173

7/12/17

To

TCM Inc

12121 Rambling Rd

Homer Glen, IL 60491

Re: Intention to Acquire Business

Dear Sirs:

The purpose of this letter of intent (Letter) is to set forth certain binding agreements between McGraw Conglomerate Corporation (Buyer) and TCM Inc with executive headquarters located at 12121 Rambling Rd, Homer Glen, Il 60491 (Seller or Company). Buyer proposes to purchase between 50% + 1 share and 100% all of the stock of Seller on the terms and conditions set forth below (the Acquisition).

The following numbered paragraphs reflect our understanding with respect to the matters described therein, but are not to constitute a complete statement of, or a legally binding or enforceable agreement or commitment to consummate the contemplated transactions on the part of Seller.

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PART I.

PURCHASE AND SALE OF STOCK

1. Stock and Assets.

Subject to verification and validation at Seller’s expense, Sellers agree to sell to Buyer, and Buyer agrees to purchase from Sellers not less than 50% + 1 share up to one hundred percent (100%) of all classes of the authorized, issued and outstanding stock of the Seller, its affiliates and related companies, where Lori McGraw owns majority interest, or where Seller is dependent on TCM Inc or any of the executive management for it’s revenues (list to be added to this Letter). Buyer’s purchase of the Stock is based on Seller’s representations that the Company owns or leases (if and to the extent property is currently leased) all properties and assets, real, personal an mixed, tangible and intangible, of every type and description, where ever located that are used or held for use in the Business of the Company, including, without limitation, the property and assets which are acquired by the Company between the date hereof and the Closing Date (collectively, the “Assets”).

2. PURCHASE PRICE

Purchase price and percentage of equity to be acquired by Buyer from Seller will be finalized once adequate funding has been achieved in Buyer’s concurrent IPO filed with the Securities and Exchange under Securities Act of 1933 Regulation A (File No. 024-10657) (the IPO).

LIABILITIES; SECURITY INTEREST; CONTINUING LIABILITIES

Sellers, jointly and severally represent, warrant and covenant that at Closing of the definitive agreement to be entered into, the parties shall come to terms as to liabilities, existing and/or contingent.

USUAL AND CUSTOMARY REPRESENTATIONS, WARRANTIES AND COVENANTS

The definitive agreement to be negotiated will be subject to usual and customary representations, warranties, covenants and other agreements on behalf of Seller and its shareholders and the Closing will be subject to usual and customary conditions and provisions, including, but not limited to:

(a) Obtaining necessary consents or approvals of governmental bodies, lenders, shareholders, lessors or other third parties;

(b) absence of undisclosed pending or threatened litigation or enforcement action regarding the assets, shares, liabilities, products, services, or contracts of Seller, or the Agreement;

(c) satisfactory completion of Buyer’s due diligence;

(d) no material adverse change in the personnel, business or operations of Seller;

(e) usual and customary indemnification of Buyer by the principals of the Seller for undisclosed liabilities, misrepresentations and breaches of warranties, covenants, and agreements of the Seller;

(f) novation of sales agreements and sales proposals of Seller to Buyer; and

(g) no additional issuance or transfer of stock.

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PART II.

Upon execution of counterparts of this Letter by you and subject to the above conditions, the following lettered paragraphs will constitute the agreement of Buyer and Seller as to the definitive agreement to be negotiated and finalized (hereafter the Agreement):

(a) Access. Subject to the terms set forth in paragraph (g) below respecting confidentiality and certain other matters, Seller and Buyer will afford each other’s employees, auditors, legal counsel and other authorized representatives all reasonable opportunity and access during normal business hours to inspect, investigate and audit the assets, liabilities, contracts, operations, and business of each other before Closing on the Agreement. Buyer and Seller will conduct such inspection, investigation and audit in a reasonable manner during agreed upon hours.

(b) Consents. Buyer and Seller will cooperate with one another and proceed, as promptly as is reasonably practicable, to (i) seek to obtain all necessary consents and approvals from lenders, shareholders, landlords and other third parties as may then be necessary and (ii) endeavor to comply with all other legal or contractual requirements for or preconditions to the execution and consummation of the Agreement.

(c) Best Efforts. Buyer and Seller will negotiate in good faith and use their best efforts to arrive at a mutually acceptable definitive Agreement for approval, execution and delivery on the earliest reasonably practicable date. Buyer and Seller will thereupon use their best efforts to effect the Closing and to proceed with the transactions contemplated by the Agreement as promptly as is reasonably practicable.

(d) Exclusive Dealing. Seller will not, directly or indirectly, through any officer, director, employee, agent or otherwise, offer stock in Seller for sale, engage in negotiations or terms, with any other individual or entity other than Buyer nor will Seller, or any of its stockholders, solicit or enter into negotiation with any other party for the disposition of the business or member interests of Seller during the pending due diligence between Buyer and Seller, and neither Buyer nor Seller will unilaterally terminate these negotiations without cause unless: (i) the Closing shall not have occurred on or before sixty (60) days after the countersigning of the Agreement, or (ii) a material change or event (exclusive of a competing offer) shall have occurred that would make proceeding with such execution and approval of the Agreement or such Closing illegal, invalid or contrary to the fiduciary duties of the board of directors of Seller or Buyer.

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(e) Public Disclosure. Before the Closing of the Agreement, neither Buyer nor Seller shall make any public release of information regarding the matters contemplated herein except that (i) Seller agrees that Buyer may make disclosures in its Form 1-A and associated Offering Circular being filed concurrently until the earlier of amendment or withdrawal of the Form 1-A Offering Circular; (iii) a joint press release in agreed form may be issued by Buyer and Seller as promptly as is practicable after the execution of this letter, (iii) that Buyer and Seller may each continue such communications with employees, customers, suppliers, lenders, lessors, shareholders and other particular groups as may be legally required or necessary or appropriate and not inconsistent with the best interests of the other party or the prompt consummation of the transactions contemplated by this letter; and (iv) as required by law.

(f) Confidentiality. Buyer and Seller agree that (except as may be required by law) it will not disclose or use any Confidential Information (as hereinafter defined) with respect to the other, furnished, or to be furnished in connection herewith at any time or in any manner and will not use such information other than in connection with its evaluation of the Acquisition. For the purposes of this paragraph “confidential information” means any information identified as such in writing. If the Acquisition is not consummated, the receiving party will promptly return all documents to the party with provided such documents. The provisions of this paragraph shall survive the termination of the Letter.

(g) Except with respect to the provisions of paragraph (f), either party hereto may terminate this Letter and thereafter this Letter shall have no force and effect and the parties shall have no further obligations hereunder if the Letter is not signed on or before July _28, 2017, if such terminating party is not in breach of any of the binding provisions hereof.

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Please sign and date this Letter in the spaces provided below to confirm our mutual understandings and agreements as set forth in this Letter and return a signed copy to the undersigned and a faxed copy to Ken McGraw at 480-287-9870.

Very truly yours,

SELLER (TCM, INC.)

By:	/s/ Lori McGraw
Name:	Lori McGraw
Title:	Partner

Date:	July 17, 2017

ACKNOWLEDGED AND AGREED TO:

BUYER (MCGRAW CONGLOMERATE COPORATION)

By:	/s/ Kinney McGraw
Name:	Kinney McGraw
Title:	Chief Executive Officer

Date:	July 12, 2017

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